Exhibit 21.1

Cars.com Inc. Subsidiary List

Entity	State/Province of Incorporation/Formation
Accu-Trade, LLC	Delaware
Cars.com, LLC	Delaware
CreditIQ, LLC	Delaware
Cars.com Holdings Canada Inc.	British Columbia
Dealer Club Inc.	Delaware
Dealer Club Remarketing LLC	Florida
Dealer Inspire Inc.	Delaware
DealerRater Canada, LLC	Delaware
DealerRater.com LLC	Delaware
Galves Market Data, LLC	Delaware